SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

July 22, 2005

The Registrant is pleased to announce is pleased to announce that it has closed a non-brokered Private Placement of up to 2,500,000 Units (the “Units”) at a price of $1.15 per Unit.  Each Unit is comprised of one common share of the Corporation (the "Share") and one common share purchase warrant (the "Warrant").  The Warrant is exercisable for a period of two years from the date the financing is closed.  Each whole Warrant entitles the holder to purchase one common share at a purchase price of $1.50 per Share during the first year and $2.00 during the second year from the Closing Date.

If at any time after the expiry of the four month hold period, the published closing trade price of the Company’s common shares on the Exchange exceeds an average price of $2.15 for 20 days in year-one (1), then the exercise period of the Warrants will be reduced to a period of 30 days from the date the Company provides written notice (the “Accelerated Expiry Notice”) to the holder of the Warrants of such early expiry.  In year-two the Accelerated Expiry Price shall be an average price of $2.50 for 20 days.

The Company has agreed to pay a finders fee equal to 6% of the gross proceeds, or Cdn.$172,500.  In addition, the Company has also agreed to issue to the finder a total of 250,000 Warrants under the same terms and conditions of share purchase warrants.  The proceeds from the financing are for the Company’s exploration and development costs and for general unallocated working capital.  The Company received conditional approval of the Private Placement on July 12, 2005 and is currently awaiting final TSX approval.

2.

Exhibits

2.1

News Release dated July 22, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Z. Cai

Date:    July 22, 2005

Ken Z. Cai

Director, president & CEO

(Page 2)

Exhibit 2.1

TSX: MMM
For Immediate Release	July 22, 2005

NEWS RELEASE

MINCO ANNOUNCES CLOSING OF $2,875,000

NON-BROKERED PRIVATE PLACEMENT

Minco Mining &Metals Corporation (TSX: MMM) (the "Company") is pleased to announce that it has closed a non-brokered Private Placement of up to 2,500,000 Units (the “Units”) at a price of $1.15 per Unit.  Each Unit is comprised of one common share of the Corporation (the "Share") and one common share purchase warrant (the "Warrant").  The Warrant is exercisable for a period of two years from the date the financing is closed.  Each whole Warrant entitles the holder to purchase one common share at a purchase price of $1.50 per Share during the first year and $2.00 during the second year from the Closing Date.

If at any time after the expiry of the four month hold period, the published closing trade price of the Company’s common shares on the Exchange exceeds an average price of $2.15 for 20 days in year-one (1), then the exercise period of the Warrants will be reduced to a period of 30 days from the date the Company provides written notice (the “Accelerated Expiry Notice”) to the holder of the Warrants of such early expiry.  In year-two the Accelerated Expiry Price shall be an average price of $2.50 for 20 days.

The Company has agreed to pay a finders fee equal to 6% of the gross proceeds, or Cdn.$172,500.  In addition, the Company has also agreed to issue to the finder a total of 250,000 Warrants under the same terms and conditions of share purchase warrants.  The proceeds from the financing are for the Company’s exploration and development costs and for general unallocated working capital.  The Company received conditional approval of the Private Placement on July 12, 2005 and is currently awaiting final TSX approval.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

AGORA Investor Relations Corp.

Boardmarker Consultancy Group Inc.

MMM@agoracom.com

T:  403-517-2270

www.agoracom.com

F:  403-517-2289

E: ir@boardmarker.net

 www.boardmarker.net

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.